EXHIBIT 99.1

SNDL Inc.

Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2023

(Unaudited – expressed in thousands of Canadian dollars)

SNDL Inc.

Condensed Consolidated Interim Statement of Financial Position

(Unaudited - expressed in thousands of Canadian dollars)

As at	Note	March 31, 2023	December 31, 2022

Assets
Current assets
Cash and cash equivalents		213,253	279,586
Restricted cash		19,380	19,338
Marketable securities	6	10,992	21,926
Accounts receivable		33,704	22,636
Biological assets	7	1,795	3,477
Inventory	8	153,542	127,782
Prepaid expenses and deposits		21,025	10,110
Investments	14	22,997	6,552
Assets held for sale	3(a),9	12,563	6,375
Net investment in subleases	12	3,650	3,701
		492,901	501,483
Non-current assets
Long-term deposits		8,618	8,584
Right of use assets	10	139,703	134,154
Property, plant and equipment	11	200,228	143,409
Net investment in subleases	12	18,887	19,618
Intangible assets	13	75,529	74,885
Investments	14	9,991	90,702
Equity-accounted investees	15	535,932	519,255
Goodwill		135,957	67,260
Total assets		1,617,746	1,559,350

Liabilities
Current liabilities
Accounts payable and accrued liabilities		62,106	48,153
Lease liabilities	17	32,367	30,206
Derivative warrants	16	6,200	11,002
		100,673	89,361
Non-current liabilities
Lease liabilities	17	142,775	139,625
Other liabilities		5,088	2,709
Total liabilities		248,536	231,695

Shareholders’ equity
Share capital	18(b)	2,365,319	2,292,810
Warrants		2,260	2,260
Contributed surplus		70,716	68,961
Contingent consideration		2,279	2,279
Accumulated deficit		(1,123,759)	(1,091,999)
Accumulated other comprehensive income		31,808	32,188
Total shareholders’ equity		1,348,623	1,306,499
Non-controlling interest		20,587	21,156
Total liabilities and shareholders’ equity		1,617,746	1,559,350

Commitments (note 27)

Subsequent events (notes 4, 15 and 28)

See accompanying notes to the condensed consolidated interim financial statements.

SNDL Inc.

Condensed Consolidated Interim Statement of Loss and Comprehensive Loss

(Unaudited - expressed in thousands of Canadian dollars, except per share amounts)

		Three months ended March 31
	Note	2023	2022
Gross revenue	20	212,899	20,127
Excise taxes		10,447	2,530
Net revenue		202,452	17,597
Cost of sales	8	158,149	14,326
Inventory impairment and obsolescence	8	9,177	1,981
Gross margin before fair value adjustments		35,126	1,290
Change in fair value of biological assets		(3,535)	3,690
Change in fair value realized through inventory		950	(1,561)
Gross margin		32,541	3,419

Interest and fee revenue	21	4,211	3,861
Investment loss	21	(5,169)	(17,710)
Share of profit (loss) of equity-accounted investees	15	9,516	4,091

General and administrative		48,573	10,682
Sales and marketing		3,386	1,111
Research and development		140	95
Depreciation and amortization	10,11,13	16,468	739
Share-based compensation	19	2,209	4,204
Restructuring costs		1,536	—
Asset impairment	13	807	—
Loss from operations		(32,020)	(23,170)

Transaction costs		(2,040)	(6,481)
Finance costs, net	22	(5,173)	61
Change in estimate of fair value of derivative warrants	16	4,802	(8,300)
Foreign exchange gain (loss)		(163)	(150)
Gain (loss) on disposition of assets		(184)	—
Loss before income tax		(34,778)	(38,040)
Income tax recovery		—	—
Net loss from continuing operations		(34,778)	(38,040)
Net loss from discontinued operations	4	(1,365)	—
Net loss		(36,143)	(38,040)

Equity-accounted investees - share of other comprehensive loss	15	(385)	(6,733)
Gain on translation of foreign operations		5	—
Comprehensive loss		(36,523)	(44,773)

Net loss from continuing operations attributable to:
Owners of the Company		(34,203)	(37,904)
Non-controlling interest		(575)	(136)
		(34,778)	(38,040)
Net income (loss) attributable to:
Owners of the Company		(35,568)	(37,904)
Non-controlling interest		(575)	(136)
		(36,143)	(38,040)
Comprehensive income (loss) attributable to:
Owners of the Company		(35,948)	(44,637)
Non-controlling interest		(575)	(136)
		(36,523)	(44,773)
Net loss per common share attributable to owners of the Company
Basic and diluted	24	$(0.14)	$(0.18)

See accompanying notes to the condensed consolidated interim financial statements.

SNDL Inc.

Condensed Consolidated Interim Statement of Changes in Shareholders’ Equity

(Unaudited - expressed in thousands of Canadian dollars)

	Note	Share capital	Warrants	Contributed surplus	Contingent consideration	Accumulated deficit	Accumulated other comprehensive income	Non-controlling interest	Total
Balance at December 31, 2022		2,292,810	2,260	68,961	2,279	(1,091,999)	32,188	21,156	1,327,655
Net loss		—	—	—	—	(35,568)	—	(575)	(36,143)
Other comprehensive loss		—	—	—	—	—	(380)	—	(380)
Share repurchases	18(b)	(5,344)	—	—	—	3,808	—	—	(1,536)
Share issuances by subsidiaries		—	—	(12)	—	—	—	4	(8)
Acquisition	3(a)	83,953	—	—	—	—	—	—	83,953
Shares acquired and cancelled	18(b)	(6,615)	—	—	—	—	—	—	(6,615)
Share-based compensation	19	—	—	2,282	—	—	—	—	2,282
Employee awards exercised	18(b)	515	—	(515)	—	—	—	—	—
Distribution declared by subsidiaries		—	—	—	—	—	—	2	2
Balance at March 31, 2023		2,365,319	2,260	70,716	2,279	(1,123,759)	31,808	20,587	1,369,210

Balance at December 31, 2021		2,035,704	8,092	60,734	2,279	(785,112)	7,607	229	1,329,533
Net loss		—	—	—	—	(37,904)	—	(136)	(38,040)
Other comprehensive loss		—	—	—	—	—	(6,733)	—	(6,733)
Share issuances		2,870	—	—	—	—	—	—	2,870
Acquisition		287,129	—	—	—	—	—	58,250	345,379
Share-based compensation		—	—	2,965	—	—	—	—	2,965
Employee awards exercised		1,740	—	(1,740)	—	—	—	—	—
Balance at March 31, 2022		2,327,443	8,092	61,959	2,279	(826,414)	874	58,343	1,632,576

See accompanying notes to the condensed consolidated interim financial statements.

SNDL Inc.

Condensed Consolidated Interim Statement of Cash Flows

(Unaudited - expressed in thousands of Canadian dollars)

		Three months ended March 31
	Note	2023	2022
Cash provided by (used in):
Operating activities
Net loss for the period		(36,143)	(38,040)
Adjustments for:
Interest and fee revenue	21	(4,211)	(3,861)
Change in fair value of biological assets		3,535	(3,690)
Share-based compensation	19	2,209	4,204
Depreciation and amortization	10,11,13	18,259	2,439
Loss (gain) on disposition of assets		184	—
Inventory obsolescence	8	9,177	1,981
Finance costs	22	5,173	(61)
Change in estimate of fair value of derivative warrants	16	(4,802)	8,300
Unrealized foreign exchange loss (gain)		48	16
Asset impairment		807	—
Share of (profit) loss of equity-accounted investees	15	(9,516)	(4,091)
Loss on settlement of marketable securities	6,21	43,804	—
Unrealized (gain) loss on marketable securities	6,21	(38,635)	17,834
Additions to marketable securities		—	(601)
Proceeds from settlement of marketable securities	6	26	—
Income distributions from equity-accounted investees		—	685
Interest received		3,703	3,715
Change in non-cash working capital	23	(42,562)	(14,850)
Net cash used in operating activities from continuing operations		(48,944)	(26,020)
Net cash provided by operating activities from discontinued operations	4	147	—
Net cash used in operating activities		(48,797)	(26,020)
Investing activities
Additions to property, plant and equipment	11	(1,394)	(981)
Additions to intangible assets	13	(17)	(56)
Additions to investments		(827)	(14,431)
Additions to equity-accounted investees	15	(7,546)	(57,320)
Proceeds from disposal of property, plant and equipment		82	—
Acquisitions, net of cash acquired	3	3,695	(31,149)
Change in non-cash working capital	23	(459)	(35)
Net cash used in investing activities from continuing operations		(6,466)	(103,972)
Net cash used in investing activities from discontinued operations	4	—	—
Net cash used in investing activities		(6,466)	(103,972)
Financing activities
Change in restricted cash		(42)	5,066
Payments on lease liabilities, net		(9,491)	(447)
Repurchase of common shares, net of costs	18(b)	(1,536)	—
Repayment of long-term debt		—	(10,000)
Change in non-cash working capital	23	(1)	(54)
Net cash used in financing activities from continuing operations		(11,070)	(5,435)
Net cash used in financing activities from discontinued operations	4	—	—
Net cash used in financing activities		(11,070)	(5,435)
Change in cash and cash equivalents		(66,333)	(135,427)
Cash and cash equivalents, beginning of year		279,586	558,251
Cash and cash equivalents, end of period		213,253	422,824

See accompanying notes to the condensed consolidated interim financial statements.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2023

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

1.
Description of business

SNDL Inc. (“SNDL” or the “Company”) was incorporated under the Business Corporations Act (Alberta) on August 19, 2006. On July 25, 2022, the Company’s shareholders approved a special resolution amending the articles of SNDL to change the name of the Company from “Sundial Growers Inc.” to “SNDL Inc.”.

The Company’s head office is located at 300, 919 11th Avenue SW, Calgary, Alberta, Canada.

The principal activities of the Company are the retailing of wines, beers and spirits, the operation and support of corporate-owned and franchise retail cannabis stores in Canadian jurisdictions where the private sale of recreational cannabis is permitted, the manufacturing of cannabis products providing proprietary cannabis processing services, the production, distribution and sale of cannabis domestically and for export pursuant to the Cannabis Act (Canada) (the “Cannabis Act”), and the deployment of capital to investment opportunities. The Cannabis Act regulates the production, distribution, and possession of cannabis for both medical and adult recreational access in Canada. The Company also owns approximately 63% of Nova Cannabis Inc. (“Nova”) (TSX: NOVC), whose principal activities are the retail sale of cannabis.

SNDL and its subsidiaries currently operate solely in Canada, with the exception of Green Roads, Inc. (“Green Roads”), a subsidiary acquired in the Valens Transaction (defined below) who sold CBD products in the United States and is classified as held for sale (note 9) and discontinued operations (note 4). Through its joint venture, SunStream Bancorp Inc. (“SunStream”) (note 15), the Company provides growth capital that pursues indirect investment and financial services opportunities in the cannabis sector, as well as other investment opportunities. The Company also makes strategic portfolio investments in debt and equity securities.

The Company’s common shares trade on the Nasdaq Capital Market (“Nasdaq”) under the ticker symbol “SNDL”.

2.
Basis of presentation

Statement of compliance

The condensed consolidated interim financial statements (“financial statements”) have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee. These financial statements were prepared using the same accounting policies and methods as those disclosed in the annual consolidated financial statements for the year ended December 31, 2022. These financial statements should be read in conjunction with the annual consolidated financial statements for the Company for the year ended December 31, 2022.

These financial statements were approved and authorized for issue by the Board of Directors (“Board”) on May 12, 2023.

3.
Business acquisitions
a)
Valens

On August 22, 2022, the Company and The Valens Company Inc. (“Valens”) announced that they had entered into an arrangement agreement (the “Valens Arrangement Agreement”) pursuant to which the Company would acquire, subject to Valens’ shareholder approval and customary closing conditions, all of the issued and outstanding common shares of Valens, other than those owned by SNDL and its subsidiaries, by way of a statutory plan of arrangement (the “Valens Transaction”). Concurrently with the execution of the Valens Arrangement Agreement, the Company assumed Valens’ non-revolving term loan facility from its then-existing lender, and amended and restated the related credit agreement to provide for a $60.0 million non-revolving term loan facility with a maturity date of December 15, 2023 and an interest rate of 10% per annum (the “Valens Facility”). As Valens is now a wholly-owned subsidiary of the

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2023

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

Company, the Valens Facility became inter-company debt following the closing of the Valens Transaction. The Valens Transaction closed on January 17, 2023.

The Valens Transaction consideration was comprised of (i) the assumption of Valens’ $60 million non-revolving term loan facility from its then existing lender, as described above, and (ii) an aggregate 27.6 million SNDL common shares valued at $84.0 million based on the fair value of each common share of the Company on the closing date (0.3334 of a SNDL common share for each Valens common share).

Valens is a manufacturer of cannabis products providing proprietary cannabis processing services, in addition to product development, manufacturing, and commercialization of cannabis consumer packaged goods. Valens products are formulated for the medical, health and wellness, and recreational consumer segments. Additionally, Valens manufactured, distributed, and sold a wide range of CBD products in the United States through its subsidiary Green Roads, prior to the Valens Transaction. Green Roads filed for bankruptcy in the United States on March 6, 2023. The Company has provided a superpriority secured debtor-in-possession line of credit to Green Roads in the amount of USD $1.75 million.

The Company has engaged independent valuation experts to assist in determining the fair value of certain assets acquired and liabilities assumed and related deferred income tax impacts. The purchase price allocation is not final as the Company is continuing to obtain and verify information required to determine the fair value of certain assets and liabilities and the amount of deferred income taxes, if any, arising on their recognition.

Due to the inherent complexity associated with valuations and the timing of the acquisition, the amounts below are provisional and subject to adjustment.

The fair value of consideration paid was as follows:

Provisional
Valens loan facility	61,512
Issuance of common shares	83,953
145,465

The preliminary fair value of the assets and liabilities acquired was as follows:

Provisional
Cash	3,615
Accounts receivable	21,361
Investments	876
Prepaid expenses and deposits	4,980
Inventory	14,140
Assets held for sale	6,330
Right of use assets	2,882
Property, plant and equipment	63,030
Intangible assets	2,285
Goodwill	68,697
Accounts payable and accrued liabilities	(34,185)
Contractual obligation	(5,339)
Lease liabilities	(3,207)
145,465

As new information is obtained within one year of the date of acquisition, about facts and circumstances that existed at the date of acquisition, identifies adjustments to the above amounts, the accounting for the acquisition will be revised.

Valens subsidiary Green Roads has been classified as held for sale (note 9) and discontinued operations (note 4).

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2023

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

The financial statements incorporate the operations of Valens commencing January 18, 2023. During the period January 18, 2023 to March 31, 2023 the Company recorded revenues of $16.9 million and net loss of $9.0 million from the Valens operations. Had the Valens Transaction closed on January 1, 2023, management estimates that for the period January 1, 2023, to January 17, 2023, revenue would have increased by $4.2 million and net loss would have increased by $2.3 million. In determining these amounts, management assumes the fair values on the date of acquisition would have been the same as if the acquisition had occurred on January 1, 2023.

The Company incurred costs related to the Valens Transaction of $1.7 million which have been included in transaction costs.

b)
Superette

On February 7, 2023, the Company announced that, in the context of the Superette Group’s (as defined below) proceedings under the Companies’ Creditors Arrangement Act (“CCAA”), it had successfully closed the Superette Transaction (as defined below) contemplated by the agreement of purchase and sale dated August 29, 2022 (as amended and restated on December 12, 2022) (the “APS”) and the approval and vesting order issued by the Ontario Superior Court of Justice (Commercial List) on December 20, 2022.

The Superette Group sells cannabis and non-cannabis branded merchandise and has furthered its market exposure and brand awareness through private-label cannabis offerings. Pursuant to the APS, certain of the Superette entities, including Superette Inc. and Superette Ontario Inc. (“Superette Ontario”) (collectively, the “Superette Group”), have sold to SNDL their right, title and interest in (i) five Superette retail locations within Toronto and Ottawa; (ii) the intellectual property rights related to the Superette brand (the “Superette IP”); and (iii) the shares of Superette Ontario (collectively, the “Superette Transaction”).

The Superette acquisition consideration was comprised of the extinguishment of the Company’s promissory note.

The fair value of consideration paid was as follows:

Provisional
Extinguishment of promissory note	2,625
2,625

The preliminary fair value of the assets and liabilities acquired was as follows:

Provisional
Cash	80
Accounts receivable	30
Prepaid expenses and deposits	141
Inventory	371
Right of use assets	1,129
Property, plant and equipment	2,077
Accounts payable and accrued liabilities	(74)
Lease liabilities	(1,129)
2,625

As new information obtained within one year of the date of acquisition, about facts and circumstances that existed at the date of acquisition, identifies adjustments to the above amounts, the accounting for the acquisition will be revised.

The financial statements incorporate the operations of Superette commencing February 8, 2023. During the period February 8, 2023 to March 31, 2023 the Company recorded revenues of $0.6 million and net loss of $0.2 million from the Superette operations. Had the Superette Transaction closed on January 1, 2023, management estimates that for the period January 1, 2023, to February 7, 2023, revenue would have increased by $0.5 million and net loss would have increased by $0.1 million. In determining these amounts, management assumes the fair values on the date of acquisition would have been the same as if the acquisition had occurred on January 1, 2023.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2023

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

The Company incurred costs related to the Superette Transaction of $0.2 million which have been included in transaction costs.

4.
Discontinued operations

The Green Roads operations are comprised of manufacturing, distributing and selling a wide range of CBD products in the United States. The Green Roads operations have been classified as held for sale and discontinued operations as the carrying amount of the disposal group is expected to be recovered through a sale transaction rather than through continued use.

Green Roads filed for bankruptcy on March 6, 2023. Subject to the bid procedures, a successful bid of USD$3.1 million was accepted and the sale was approved at a court hearing on May 10, 2023.

The consolidated statement of loss and comprehensive loss and consolidated statement of cash flows has been presented to show the discontinued operations separately from continuing operations. The consolidated statement of financial position presents the Green Roads disposal group as an asset held for sale (note 9).

Results of discontinued operations

	Three months ended March 31
	2023	2022
Net revenue	4,532	—
Cost of sales	2,201	—
Gross margin	2,331	—

General and administrative	2,337	—
Sales and marketing	1,130	—
Depreciation and amortization	219	—
Loss from operations	(1,355)	—

Finance costs	(10)	—
Net loss	(1,365)	—

5.
Segment information

The Company’s reportable segments are organized by business line and are comprised of four reportable segments: liquor retail, cannabis retail, cannabis operations, and investments.

Liquor retail includes the sale of wines, beers and spirits through owned liquor stores. Cannabis retail includes the private sale of adult-use cannabis through owned and franchise retail cannabis stores. Cannabis operations include the cultivation, distribution and sale of cannabis for the adult-use and medical markets domestically and for export, and providing proprietary cannabis processing services, in addition to product development, manufacturing, and commercialization of cannabis consumer packaged goods. Investments include the deployment of capital to investment opportunities. Certain overhead expenses not directly attributable to any operating segment are reported as “Corporate”.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2023

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

	Liquor Retail	Cannabis Retail (1)	Cannabis Operations (2)	Investments (3)	Corporate	Total
As at March 31, 2023
Total assets	327,072	202,921	333,439	734,934	19,380	1,617,746
Three months ended March 31, 2023
Net revenue	115,911	67,408	19,133	—	—	202,452
Gross margin	26,267	15,819	(9,545)	—	—	32,541
Interest and fee revenue	—	—	—	4,211	—	4,211
Investment (loss) income	—	—	(283)	(4,886)	—	(5,169)
Share of profit of equity-accounted investees	—	—	—	9,516	—	9,516
Depreciation and amortization	10,346	3,690	1,146	—	1,286	16,468
Earnings (loss) from operations	(1,936)	(53)	(18,687)	8,737	(20,081)	(32,020)
Income (loss) before income tax	(2,963)	(744)	(19,120)	5,370	(17,321)	(34,778)
(1)
Cannabis retail includes the operations of Superette from February 8, 2023 to March 31, 2023.
(2)
Cannabis operations includes the operations of Valens for the period January 18, 2023 to March 31, 2023.
(3)
Total assets include cash and cash equivalents.

	Liquor Retail (1)	Cannabis Retail (1)	Cannabis Operations	Investments (2)	Corporate	Total
As at December 31, 2022
Total assets	351,338	200,393	163,130	825,151	19,338	1,559,350
Three months ended March 31, 2022
Net revenue	1,310	7,512	8,775	—	—	17,597
Gross margin	284	3,293	(158)	—	—	3,419
Interest and fee revenue	—	—	—	3,861	—	3,861
Investment loss	—	—	—	(17,710)	—	(17,710)
Share of profit of equity-accounted investees	—	—	—	4,091	—	4,091
Depreciation and amortization	—	595	9	—	135	739
Earnings (loss) from operations	(73)	131	(9,190)	(9,758)	(4,280)	(23,170)
Income (loss) before income tax	(73)	(280)	(2,964)	(9,695)	(25,028)	(38,040)
(1)
Liquor retail includes one day of operations of Alcanna retail stores and cannabis retail includes one day of operations of Nova retail stores.
(2)
Total assets include cash and cash equivalents.

Geographical disclosure

As at March 31, 2023, the Company had non-current assets related to investment credit operations in the United States of $535.9 million (December 31, 2022 – $519.3 million). For the three months ended March 31, 2023, share of profit of equity-accounted investees related to operations in the United States was a gain of $9.5 million (three months ended March 31, 2022 – gain of $4.1 million). All other non-current assets relate to operations in Canada and revenues from external customers relate to operations in Canada.

6.
Marketable securities

As at	March 31, 2023	December 31, 2022
Balance, beginning of year	21,926	83,724
Acquisition (note 3(a))	876	—
Additions	—	3,755
Dispositions	(50,445)	—
Change in fair value recognized in profit or loss	38,635	(65,553)
Balance, end of period	10,992	21,926

During the three months ended March 31, 2023, non-cash proceeds valued at $6.6 million were received for the settlement of Valens common shares in connection with the Valens Transaction (note 3(a) and note 18(b)) and a gain

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2023

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

on settlement of $0.7 million was recognized. In addition, proceeds of $26 were received for the dispositions of marketable securities and a loss on disposition of $0.1 million was recognized.

7.
biological assets

The Company’s biological assets consist of cannabis plants in various stages of vegetation, including plants which have not been harvested. The change in carrying value of biological assets is as follows:

As at	March 31, 2023	December 31, 2022
Balance, beginning of year	3,477	4,410
Increase in biological assets due to capitalized costs	9,189	27,749
Acquisition	—	909
Net change in fair value of biological assets	(3,535)	(1,309)
Transferred to inventory upon harvest	(7,336)	(28,282)
Balance, end of period	1,795	3,477

Biological assets are valued in accordance with IAS 41 and are presented at their fair value less costs to sell up to the point of harvest. This is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts that amount for the expected selling price less costs to produce and sell per gram.

The fair value measurements for biological assets have been categorized as Level 3 fair values based on the inputs to the valuation technique used. The Company’s method of accounting for biological assets attributes value accretion on a straight-line basis throughout the life of the biological asset from initial cloning to the point of harvest.

Management believes the most significant unobservable inputs and their impact on fair value of biological assets are as follows:

Assumption	Input	Weighted average input		Effect of 10% change ($000s)
		March 31 2023	December 31 2022	March 31 2023	December 31 2022
Yield per square foot of growing space (1)	Grams	42	48	407	279
Average net selling price (2)	$/gram	4.69	4.66	337	687
After harvest cost to complete and sell	$/gram	1.17	1.27	80	187
(1)
Varies by strain; obtained through historical growing results or grower estimate if historical results are not available.
(2)
Varies by strain and sales market; obtained through average selling prices or estimated future selling prices if historical results are not available.

These assumptions are estimates that are subject to volatility in market prices and several uncontrollable factors. The Company’s estimates are, by their nature, subject to change and differences from the anticipated yield will be reflected in the net change in fair value of biological assets in future periods.

The Company estimates the harvest yields for cannabis at various stages of growth. As at March 31, 2023, it is estimated that the Company’s biological assets will yield approximately 2,871 kilograms (December 31, 2022 – 3,904 kilograms) of dry cannabis when harvested. During the three months ended March 31, 2023, the Company harvested 6,029 kilograms of dry cannabis (three months ended March 31, 2022 – 6,636 kilograms).

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2023

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

8.
Inventory

As at	March 31, 2023	December 31, 2022
Retail liquor	96,163	82,589
Harvested cannabis
Raw materials, packaging and components	7,658	4,577
Extracted cannabis & hemp oils	8,604	—
Work-in-progress	17,298	19,927
Finished goods	8,440	7,040
Retail cannabis	15,103	13,373
Millwork	276	276
	153,542	127,782

During the three months ended March 31, 2023, inventories of $158.1 million were recognized in cost of sales as an expense (three months ended March 31, 2022 – $14.3 million).

During the three months ended March 31, 2023, the Company recognized inventory write downs of $9.2 million (three months ended March 31, 2022 – $2.7 million), of which $9.2 million (three months ended March 31, 2022 – $2.0 million) was recognized as an impaired and obsolete inventory provision, and nil (three months ended March 31, 2022 – $0.7 million) was included in the change in fair value realized through inventory as the fair value component of the impaired and obsolete inventory provision.

9.
Assets held for sale

At March 31, 2023, assets held for sale was comprised of the following:

Stellarton facility	6,375
Mission facility	2,016
Green Roads disposal group	4,009
Extraction equipment	163
12,563

The Stellarton facility is located in Stellarton, Nova Scotia, and its primary purpose was the packaging and processing of value added and derivative products for the adult-use cannabis market. The Stellarton facility was acquired in the Zenabis acquisition.

The Mission facility is located in Mission, British Columbia, and its primary purpose was the cultivation of cannabis and the packaging of dried cannabis flower in consumer packaging. The Mission facility was acquired in the Valens Transaction (note 3(a)).

The Green Roads disposal group is comprised of the Green Roads operations, which include the manufacturing, distributing and selling of CBD products in the United States. The Green Roads operations have been classified as held for sale and discontinued operations as the carrying amount of the disposal group is expected to be recovered through a sale transaction rather than through continued use. The disposal group was stated at fair value less costs to sell, based on the successful bid received through the bankruptcy process.

Green Roads filed for bankruptcy on March 6, 2023. Subject to the bid procedures, a successful bid of USD$3.1 million was accepted and the sale was approved at a court hearing on May 10, 2023.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2023

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

10.
Right of use assets

Cost
Balance at December 31, 2022	167,067
Acquisition (note 3(a), note3(b))	4,011
Additions	146
Renewals, remeasurements and dispositions	9,415
Balance at March 31, 2023	180,639

Accumulated depreciation and impairment
Balance at December 31, 2022	32,913
Depreciation	8,023
Balance at March 31, 2023	40,936

Net book value
Balance at December 31, 2022	134,154
Balance at March 31, 2023	139,703

During the three months ended March 31, 2023, renewals, remeasurements and dispositions of $9.4 million mainly related to lease renewals.

11.
Property, plant and equipment

	Land	Production facilities	Leasehold improvements	Equipment	Construction in progress (“CIP”)	Total
Cost
Balance at December 31, 2022	11,964	152,726	72,322	78,922	9,454	325,388
Acquisition (note 3(a), note3(b))	4,859	39,070	3,660	17,518	—	65,107
Additions	—	—	606	1,176	(408)	1,374
Dispositions	—	—	(289)	(464)	—	(753)
Balance at March 31, 2023	16,823	191,796	76,299	97,152	9,046	391,116

Accumulated depreciation and impairment
Balance at December 31, 2022	—	131,831	15,450	28,877	5,821	181,979
Depreciation	—	877	3,940	4,568	—	9,385
Dispositions	—	—	(264)	(212)	—	(476)
Balance at March 31, 2023	—	132,708	19,126	33,233	5,821	190,888

Net book value
Balance at December 31, 2022	11,964	20,895	56,872	50,045	3,633	143,409
Balance at March 31, 2023	16,823	59,088	57,173	63,919	3,225	200,228

During the three months ended March 31, 2023, depreciation expense of $1.8 million was capitalized to biological assets and inventory (three months ended March 31, 2022 – $1.7 million).

At March 31, 2023, the Company determined that no indicators of impairment or indicators that a previous impairment should be reversed existed, and no impairment test was required.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2023

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

12.
Net investment in subleases

	March 31, 2023	December 31, 2022
Balance, beginning of year	23,319	26,562
Additions	—	1,408
Finance income	220	833
Rents recovered (payments made directly to landlords)	(1,002)	(4,141)
Dispositions and remeasurements	—	(1,343)
Balance, end of period	22,537	23,319

Current portion	3,650	3,701
Long-term	18,887	19,618

Net investment in subleases represent leased retail stores that have been subleased to certain franchise partners. These subleases are classified as a finance lease as the sublease terms are for the remaining term of the head lease.

13.
Intangible assets

	Brands and trademarks	Franchise agreements	Software	Manufacturing and Sales License	Retail Licenses	Total
Cost
Balance at December 31, 2022	80,400	10,000	5,542	—	750	96,692
Acquisition (note 3(a))	—	—	265	2,020	—	2,285
Additions	—	—	17	—	—	17
Balance at March 31, 2023	80,400	10,000	5,824	2,020	750	98,994

Accumulated amortization and impairment
Balance at December 31, 2022	19,317	1,811	679	—	—	21,807
Amortization	60	308	261	222	—	851
Impairment	807	—	—		—	807
Balance at March 31, 2023	20,184	2,119	940	222	—	23,465

Net book value
Balance at December 31, 2022	61,083	8,189	4,863	—	750	74,885
Balance at March 31, 2023	60,216	7,881	4,884	1,798	750	75,529

During the three months ended March 31, 2023, the Company determined that indicators of impairment existed regarding the Sun 8 intellectual property due to decreasing market demand for the underlying strains and brand. The estimated recoverable amount of the intangible asset was determined to be $1.5 million and an impairment of $0.8 million was recorded.

14.
Investments

As at	March 31, 2023	December 31, 2022
Investments at amortized cost	24,457	24,493
Investments at FVTPL	8,531	72,761
	32,988	97,254

Current portion	22,997	6,552
Long-term	9,991	90,702

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2023

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

Investments at fvtpl

Valens

On January 17, 2023, the Company announced that it had successfully closed the Valens Transaction (note 3(a)). The $60.0 million non-revolving term loan formed part of the consideration (note 3(a)).

Superette

On February 7, 2023, the Company announced that it had successfully closed the Superette Transaction (note 3(b)). The Company has adjusted the fair value of the Superette promissory note downward by $5.4 million ($1.7 million during the three months ended March 31, 2023, and $3.7 million during the year ended December 31, 2022) (note 22) to management’s best estimate of the fair value of the Superette promissory note at February 7, 2023. The Superette promissory note was extinguished immediately preceding the business combination and forms the consideration transferred (note 3(b)).

15.
Equity-accounted investees

As at	March 31, 2023	December 31, 2022
Interest in joint venture	535,932	519,255

As at March 31, 2023, the Company had funded $522.3 million out of the total $538.0 million that was originally committed to SunStream. Subsequent to March 31, 2023, the Company contributed $3.4 million to SunStream.

The following table summarizes the carrying amount of the Company’s interest in the joint venture:

Carrying amount
Balance at December 31, 2022	519,255
Capital contributions	7,546
Share of net earnings (loss)	9,516
Share of other comprehensive income (loss)	(385)
Balance at March 31, 2023	535,932

SunStream is a related party due to it being classified as a joint venture of the Company. Capital contributions to the joint venture and distributions received from the joint venture are classified as related party transactions.

The following table summarizes the financial information of SunStream:

As at	March 31, 2023	December 31, 2022
Current assets (including cash and cash equivalents - 2023: $3.3 million, 2022: $1.5 million)	8,252	5,437
Non-current assets	524,501	509,418
Current liabilities	(2,179)	(1,146)
Net assets (liabilities) (100%)	530,574	513,709

Three months ended March 31	2023	2022
Revenue (loss)	11,329	6,549
Profit (loss) from operations	9,691	4,003
Other comprehensive income (loss)	(385)	(6,733)
Total comprehensive income (loss)	9,332	(2,738)

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2023

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

16.
Derivative warrants

	March 31, 2023	December 31, 2022
Balance, beginning of year	11,002	21,700
Change in fair value recognized in profit or loss	(4,802)	(10,783)
Acquisition	—	85
Balance, end of period	6,200	11,002

The following table summarizes outstanding derivative warrants as at March 31, 2023:

	Exercise price (USD)	Number of warrants	Weighted average contractual life
2020 Series A Warrants (1)	1.77	50,000	2.4
Unsecured Convertible Notes Warrants (1)	1.77	50,000	0.8
New Warrants	2.29	9,833,333	1.4
December 2018 Performance Warrants	CAD 5.51	118,067	0.7
		10,051,400	1.4
(1)
The conversion or exercise price, as applicable, is subject to full ratchet antidilution protection upon any subsequent transaction at a price lower than the price then in effect and standard adjustments in the event of any share split, share dividend, share combination, recapitalization or other similar transaction. If the Company issues, sells or enters into any agreement to issue or sell, any variable rate securities, the investors have the additional right to substitute the variable price (or formula) of such securities for the conversion or exercise price, as applicable.
17.
Lease Liabilities

	March 31, 2023	December 31, 2022
Balance, beginning of year	169,831	33,470
Acquisitions (note 3(a), note3(b))	4,336	142,106
Additions	146	7,497
Lease payments	(10,493)	(31,834)
Renewals, remeasurements and dispositions	9,376	10,890
Tenant inducement allowances received	—	1,799
Accretion expense	1,946	5,903
Balance, end of period	175,142	169,831

Current portion	32,367	30,206
Long-term	142,775	139,625

During the three months ended March 31, 2023, renewals, remeasurements and dispositions of $9.4 million mainly related to lease renewals.

The following table presents the contractual undiscounted cash flows, excluding periods covered by lessee lease extension options that have been included in the determination of the lease term, related to the Company’s lease liabilities as at March 31, 2023:

March 31, 2023
Less than one year	41,126
One to three years	68,944
Three to five years	68,955
Thereafter	27,841
Minimum lease payments	206,866

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2023

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

18.
Share capital and warrants
(a)
Authorized

The authorized capital of the Company consists of an unlimited number of voting common shares and preferred shares with no par value.

(b)
Issued and outstanding

		March 31, 2023		December 31, 2022
	Note	Number of Shares	Carrying Amount	Number of Shares	Carrying Amount
Balance, beginning of year		235,194,236	2,292,810	206,040,836	2,035,704
Share issuances		—	—	370,179	2,870
Share repurchases		(546,700)	(5,344)	(4,252,489)	(41,617)
Acquisition	3(a)	27,605,782	83,953	32,060,135	287,129
Shares acquired and cancelled		(2,175,023)	(6,615)	—	—
Employee awards exercised		65,819	515	975,575	8,724
Balance, end of period		260,144,114	2,365,319	235,194,236	2,292,810

For the three months ended March 31, 2023, the Company purchased and cancelled 0.5 million common shares at a weighted average price of $2.78 (US$2.04) per common share for a total cost of $1.5 million. Accumulated deficit was reduced by $3.8 million, representing the excess of the average carrying value of the common shares over their purchase price.

In connection with the Valens Transaction (note 3(a)), the Company received and cancelled 2.2 million of its own common shares valued at $6.6 million based on the fair value on the closing date. At the time of the acquisition, the Company owned 6.5 million Valens common shares which were classified as marketable securities (note 6). In accordance with the Valens Transaction consideration, the Company received 2.2 million common shares (0.3334 of a SNDL common share for each Valens common share).

19.
Share-based compensation

The Company has a number of share-based compensation plans which include simple and performance warrants, stock options, restricted share units (“RSUs”) and deferred share units (“DSUs”). Further detail on each of these plans is outlined below. Subsequent to the Company’s initial public offering, the Company established the stock option, RSU and DSU plans to replace the granting of simple warrants and performance warrants.

The components of share-based compensation expense are as follows:

	Three months ended March 31
	2023	2022
Equity-settled expense
Simple warrants (A)	(337)	547
Stock options (B)	(5)	29
Restricted share units (1) (C)	2,624	2,389
Cash-settled expense
Deferred share units (1)(2) (D)	(73)	1,239
	2,209	4,204
(1)
For the three months ended March 31, 2023, the Company recognized share-based compensation expense under Nova’s RSU plan of $14 and share-based compensation recovery under Nova’s DSU plan of $25.
(2)
Cash-settled DSUs are accounted for as a liability and are measured at fair value based on the market value of the Company’s common shares at each period end. Fluctuations in the fair value are recognized during the period in which they occur.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2023

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

Equity-settled plans

a)
Simple and performance warrants

The Company issued simple warrants and performance warrants to employees, directors and others at the discretion of the Board. Simple and performance warrants granted generally vest annually over a three-year period, simple warrants expire five years after the grant date and performance warrants do not expire.

The following table summarizes changes in the simple and performance warrants during the three months ended March 31, 2023:

	Simple warrants outstanding	Weighted average exercise price	Performance warrants outstanding	Weighted average exercise price
Balance at December 31, 2022	165,820	$46.91	123,200	$42.26
Forfeited	(3,200)	359.38	(6,400)	321.88
Expired	(12,480)	6.25	—	0.00
Balance at March 31, 2023	150,140	$43.62	116,800	$26.94

The following table summarizes outstanding simple and performance warrants as at March 31, 2023:

	Warrants outstanding			Warrants exercisable
Range of exercise prices	Number of warrants	Weighted average exercise price	Weighted average contractual life (years)	Number of warrants	Weighted average exercise price	Weighted average contractual life (years)
Simple warrants
$6.25 - $9.38	62,860	7.45	1.41	62,860	7.45	1.41
$29.69 - $45.31	27,120	31.26	1.36	26,320	31.02	1.30
$62.50 - $93.75	49,920	63.50	3.80	49,920	63.50	3.80
$125.00 - $312.50	10,240	201.58	3.94	8,640	200.71	3.65
	150,140	$43.62	2.37	147,740	$41.89	2.33
Performance warrants
$6.25 - $9.38	45,066	6.71	n/a	45,066	6.71	1.76
$12.50 - $18.75	17,334	15.15	n/a	17,334	15.15	0.79
$29.69 - $45.31	42,400	31.99	n/a	42,400	31.99	1.99
$62.50 - $93.75	9,334	77.68	n/a	1,334	93.75	2.92
$125.00 - $218.75	2,666	187.50	n/a	—	—	n/a
	116,800	$26.94	n/a	106,134	$19.28	1.71
b)
Stock options

The Company issues stock options to employees and others at the discretion of the Board. Stock options granted generally vest annually in thirds over a three-year period and expire ten years after the grant date.

The following table summarizes changes in stock options during the three months ended March 31, 2023:

	Stock options outstanding	Weighted average exercise price
Balance at December 31, 2022	44,360	$13.24
Forfeited	(5,000)	11.50
Balance at March 31, 2023	39,360	$13.46

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2023

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

The following table summarizes outstanding stock options as at March 31, 2023:

	Stock options outstanding		Stock options exercisable
Exercise prices	Number of options	Weighted average contractual life (years)	Number of options	Weighted average contractual life (years)
$11.50	27,500	7.16	21,667	7.16
$11.90	8,160	7.24	8,160	7.24
$31.50	3,700	5.26	3,025	5.13
	39,360	7.00	32,852	7.00
c)
Restricted share units

RSUs are granted to employees and the vesting requirements and maximum term are at the discretion of the Board. RSUs are exchangeable for an equal number of common shares.

The following table summarizes changes in RSUs during the three months ended March 31, 2023:

RSUs outstanding
Balance at December 31, 2022	1,381,330
Granted	7,836,492
Forfeited	(46,055)
Exercised	(65,819)
Balance at March 31, 2023	9,105,948

At March 31, 2023, no RSUs were vested or exercisable.

Cash-settled plans

d)
Deferred share units

DSUs are granted to directors and generally vest in equal instalments over one year. DSUs are settled by making a cash payment to the holder equal to the fair value of the Company’s common shares calculated at the date of such payment.

As at March 31, 2023, the Company recognized a liability of $2.3 million relating to the fair value of cash-settled DSUs (December 31, 2022 – $2.3 million).

The following table summarizes changes in DSUs during the three months ended March 31, 2023:

DSUs outstanding
Balance at December 31, 2022	1,708,383
Granted	153,343
Balance at March 31, 2023	1,861,726

At March 31, 2023, 1.0 million DSUs were vested but none were exercisable.

20.
Gross revenue

Liquor retail revenue is derived from the sale of wines, beers and spirits to customers. Cannabis retail revenue is derived from retail cannabis sales to customers, franchise revenue consists of royalty, advertising and franchise fee revenue, and other revenue consists of millwork, supply and accessories revenue and proprietary licensing. Cannabis

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2023

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

operations revenue is derived from contracts with customers and is comprised of sales to Provincial boards that sell cannabis through their respective distribution models, sales to licensed producers for further processing, provision of proprietary cannabis processing services, product development, manufacturing and commercialization of cannabis consumer products and sales to medical customers.

	Three months ended March 31
	2023	2022
Liquor retail revenue	115,911	1,310
Cannabis retail revenue
Retail	64,100	5,439
Franchise	1,767	2,050
Other	1,541	23
Cannabis retail revenue	67,408	7,512
Cannabis operations revenue
Provincial boards	26,129	9,732
Medical	21	3
Wholesale	3,149	1,570
Analytical testing	281	—
Cannabis operations revenue	29,580	11,305
Gross revenue	212,899	20,127
21.
Investment revenue (LOSS)

	Three months ended March 31
	2023	2022
Interest and fee revenue
Interest revenue from investments at amortized cost	1,006	995
Interest and fee revenue from investments at FVTPL	624	2,116
Interest revenue from cash	2,581	750
	4,211	3,861

	Three months ended March 31
	2023	2022
Investment loss
Realized (losses) gains (note 6)	(43,804)	124
Unrealized gains (losses) (note 6)	38,635	(17,834)
	(5,169)	(17,710)

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2023

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

22.
Finance costs

	Three months ended March 31
	2023	2022
Cash finance expense
Other finance costs	28	24
	28	24
Non-cash finance expense (income)
Change in fair value of investments at FVTPL	3,368	—
Accretion on lease liabilities	1,946	340
Financial guarantee liability (recovery) expense	(139)	(142)
Other	190	—
	5,365	198
Interest income	(220)	(283)
	5,173	(61)
23.
supplemental cash flow disclosures

	Three months ended March 31
	2023	2022
Cash provided by (used in):
Accounts receivable	8,096	(1,850)
Biological assets	(1,853)	4,369
Inventory	(20,426)	(8,406)
Prepaid expenses and deposits	(5,827)	1,601
Investments	332	48
Right of use assets	(9,252)	—
Property, plant and equipment	12	—
Accounts payable and accrued liabilities	(23,369)	(10,701)
Lease liabilities	9,265	—
	(43,022)	(14,939)

Changes in non-cash working capital relating to:
Operating	(42,562)	(14,850)
Investing	(459)	(35)
Financing	(1)	(54)
	(43,022)	(14,939)

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2023

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

24.
Loss per share

	Three months ended March 31
	2023	2022
Weighted average shares outstanding (000s)
Basic and diluted (1)	255,556	206,146
Continuing operations
Net loss attributable to owners of the Company	(34,203)	(37,904)
Per share - basic and diluted	$(0.13)	$(0.18)
Discontinued operations
Net loss attributable to owners of the Company	(1,365)	—
Per share - basic and diluted	$(0.01)	$—
Net loss attributable to owners of the Company	(35,568)	(37,904)
Per share - basic and diluted	$(0.14)	$(0.18)
(1)
For the three months ended March 31, 2023, there were 0.3 million equity classified warrants, 9.9 million derivative warrants, 0.2 million simple warrants, 0.1 million performance warrants, 0.04 million stock options and 9.1 million RSUs that were excluded from the calculation as the impact was anti-dilutive (three months ended March 31, 2022– 0.4 million equity classified warrants, 9.9 million derivative warrants, 0.3 million simple warrants, 0.1 million performance warrants, 0.04 million stock options and 2.3 million RSUs).
25.
Financial instruments

The financial instruments recognized on the consolidated statement of financial position are comprised of cash and cash equivalents, restricted cash, marketable securities, accounts receivable, investments at amortized cost, investments at FVTPL, accounts payable and accrued liabilities and derivative warrants.

Fair value

The carrying value of cash and cash equivalents, restricted cash, accounts receivable and accounts payable and accrued liabilities approximate their fair value due to the short-term nature of the instruments. The carrying value of investments at amortized cost approximate their fair value as the fixed interest rates approximate market rates for comparable transactions.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2023

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

Fair value measurements of marketable securities, investments at FVTPL and derivative warrants are as follows:

		Fair value measurements using
March 31, 2023	Carrying amount	Level 1	Level 2	Level 3
Recurring measurements:
Financial assets
Marketable securities	10,992	10,992	—	—
Investments at FVTPL	8,531	—	—	8,531
Financial liabilities
Derivative warrants (1)	6,200	—	—	6,200

		Fair value measurements using
December 31, 2022	Carrying amount	Level 1	Level 2	Level 3
Recurring measurements:
Financial assets
Marketable securities	21,926	21,926	—	—
Investments at FVTPL	72,761	—	—	72,761
Financial liabilities
Derivative warrants (1)	11,002	—	—	11,002
(1)
The carrying amount is an estimate of the fair value of the derivative warrants and is presented as a current liability. The Company has no cash obligation with respect to the derivative warrants, rather it will deliver common shares if and when warrants are exercised.

At March 31, 2023, a 10% change in the material assumptions would change the estimated fair value of derivative warrant liabilities by approximately $1.0 million.

There were no transfers between Levels 1, 2 and 3 inputs during the period.

26.
RELATED PARTIES

The Company entered into the following related party transactions during the periods noted, in addition to those disclosed in note 15 relating to the Company’s joint venture.

A member of key management personnel jointly controls a company that owns property leased to SNDL for one of its retail liquor stores. The lease term is from November 1, 2017 to October 31, 2027 and includes extension terms from November 1, 2027 to October 31, 2032 and November 1, 2032 to October 31, 2037. Monthly rent for the location includes base rent, common area costs and sign rent. The rent amounts are subject to increases in accordance with the executed lease agreement. For the three months ended March 31, 2023, the Company paid $41.7 thousand in total rent with respect to this lease.

27.
Commitments and contingencies

The following table summarizes contractual commitments at March 31, 2023:

	Less than one year	One to three years	Three to five years	Thereafter	Total
Accounts payable and accrued liabilities	62,106	—	—	—	62,106
Financial guarantee liability	—	268	—	—	268
Contractual obligation	—	2,566	—	—	2,566
Balance, end of year	103,232	71,778	68,955	27,841	271,806

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2023

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

(a)
Commitments

The Company has entered into certain supply agreements to provide dried cannabis and cannabis products to third parties. The contracts require the provision of various amounts of dried cannabis on or before certain dates. Should the Company not deliver the product in the agreed timeframe, financial penalties apply which may be paid either in product in-kind or cash. Under these agreements, the Company has accrued financial penalties payable as at March 31, 2023 of $2.5 million (December 31, 2022 – $2.5 million).

(b)
Contingencies

From time to time, the Company is involved in various claims and legal actions which occurred in the ordinary course of operations, the losses from which, if any, are not anticipated to be material to the financial statements.

28.
Subsequent events

On December 20, 2022, the Company and Nova announced that they had entered into an implementation agreement pursuant to which the Company and Nova agreed to implement a strategic transaction in the Canadian retail cannabis industry (the “Nova Transaction”).

As part of the Nova Transaction, the Company and Nova agreed to complete the following transactions, subject to certain terms and conditions (including receipt of the requisite regulatory approvals and approval of Nova shareholders under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions): (i) the Company will transfer or cause to be transferred its 26 corporate-owned cannabis retail stores to Nova; (ii) Nova will transfer its intellectual property related to the “Value Buds” retail banner to the Company; (iii) the parties and certain of their subsidiaries will enter into a strategic partnership agreement and store level license agreement with respect to the “Spiritleaf”, “Superette” and “Value Buds” retail banners to implement certain collaborative retail initiatives; (iv) the parties will amend certain existing governance documents (to which Alcanna was a predecessor party), including their investor rights agreement; (v) the Company will reduce its equity ownership interest in Nova to approximately 19.9%; and (vi) the parties will replace Nova’s existing credit facility with SNDL with a $15.0 million credit facility, with a $10.0 million “accordion” feature.

On May 5, 2023, Nova’s shareholders approved the previously announced agreement with SNDL to implement a strategic partnership to create a well-capitalized cannabis retail platform in Canada under a vertical integration model as amended on April 3, 2023. Completion of the Nova reorganization remains subject to certain other customary closing conditions, including the receipt of certain regulatory approvals required under applicable provincial cannabis legislation. Subject to the satisfaction or waiver of all closing conditions, the Nova reorganization is expected to be completed on or before June 30, 2023.